

## NEWS RELEASE

**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200
www.enerplus.com

January 18, 2022

# Enerplus to Report Fourth Quarter and Full-Year 2021 Results & Reserves February 24

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the fourth quarter and full-year 2021 after market close on Thursday, February 24, 2022. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on February 25, 2022, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

**Fourth Quarter & Full-Year 2021 Results Live Conference Call Details**
Date:            Friday, February 25, 2022
Time:            9:00 AM MT (11:00 AM ET)
Dial-In:         1-888-390-0546 (Toll Free)
Conference ID:   57309809
Audiocast: https://produceredition.webcasts.com/starthere.jsp?ei=1519306&tp_key=08cd734c3e

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-In:         1-888-390-0541 (Toll Free)
Passcode:        546758 #

Electronic copies of our 2021 interim and 2020 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

**About Enerplus**
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

**Investor Contacts**

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304